SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

February 17, 2012

By Edgar and Overnight Mail

Jay Knight, Esq.
Special Counsel
Office of Structured Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Daimler Trust Leasing LLC
Daimler Trust
Registration Statement on Form S-3
File Nos. 333-178761 and 333-178761-01

Dear Mr. Knight:

On behalf of the registrants, Daimler Trust Leasing LLC and Daimler Trust, we transmit for filing under the Securities Act of 1933, Amendment No. 2 to the registration statement on Form S-3, nos. 333-178761 and 333-178761-01.

In addition, the registrants have instructed us to provide each of the responses set forth below to the staff’s comments of February 15, 2012.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the registrants’ response, and we refer to each of your comments by the number assigned to it by you.

Base Prospectus

Residual Interest; Issuance of Additional Securities, page 81

1.
We note your response to prior comment no. 5. Please revise the first bullet point in this section to clarify whether or not the consent requirement noted here requires that all holders of outstanding notes unanimously consent. In addition, the disclosure appears to provide that the depositor can wholly disregard the condition set forth in the first bullet point as long as consent is obtained. Accordingly, please revise to disclose that-- irrespective of whether consent is obtained--the depositor may not complete the exchange if such exchange would result in the redemption of a security in exchange for assets of the issuing entity or any sale or disposition of the assets. S-3.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships

We have revised the disclosure under the referenced section in response to this comment.

2.	We note that the introductory paragraph for the signature of Daimler Trust refers to “Daimler Trust Leasing LLC” instead of “Daimler Trust”. Please revise as appropriate.

We have corrected the reference cited in your comment.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Siegfried Knopf

Cc: Steven C. Poling, Esq. – Daimler Trust Leasing/Daimler Trust
Dale W. Lum, Esq. – Sidley Austin LLP